FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                          For the month of July, 2004

            (Indicate by check mark whether the registrant files or
                  will file annual reports under cover of Form
                              20-F or Form 40-F.)
                      Form 20-F __X__         Form 40-F _____

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commis sion pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
                       Yes ____                    No__X __

 (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
                                      N/A

                       Huaneng Power International, Inc.
                     West Wing, Building C, Tianyin Mansion
                           No. 2C Fuxingmennan Street
                                Xicheng District
                              Beijing, 100031 PRC

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This Form 6-K consists of:

         A press release on the announcement of obtaining government approval for acquisitions of interests and assets in five power plants, made on July 5, 2004, in English by Huaneng Power International Inc.

                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

                                        HUANENG POWER INTERNATIONAL, INC.

                                           By  /s/ Wang Xiaosong
                                              __________________________


                                           Name:   Wang Xiaosong
                                           Title:  Vice Chairman


Date: July 5, 2004


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                                [OBJECT OMITTED]



To: Business Editor
[For Immediate Release]


                       HUANENG POWER INTERNATIONAL, INC.
           Acquisitions of Interests and Assets of Five Power Plants
                           Approved by the Government

     (Beijing, China, July 5, 2004) Huaneng Power International, Inc. (the "Company") [NYSE: HNP; HKEx: 902; SSE: 600011] today announced that on June 30, 2004 it obtained approval from the relevant PRC government authorities on the respective transfer agreements signed on April 16, 2004 among the Company, China Huaneng Group (the "Huaneng Group"), Huaneng International Power Development Corporation ("HIPDC") and Jiangxi Provincial Investment Corp. ("JPIC"). The Company has paid the consideration in full for the relevant acquisitions to the Huaneng Group, HIPDC and JPIC in accordance with the terms of the respective transfer agreements. All prerequisites of the transfer agreements have been satisfied and so the acquisitions have been completed.

     Pursuant to the aforesaid transfer agreements, the Company has acquired for an aggregate consideration of RMB4.575 billion: i) 90% equity interest of Jinggangshan Huaneng Power Generation Limited and 40% equity interest of Hebei Hanfeng Power Generation Limited Liability Company from the Huaneng Group; ii) the entire assets and liabilities in Yingkou Power Plant, 60% equity interest of Chongqing Luohuang Power Generation Limited Liability Company and 55% equity interest of Huaneng Hunan Yueyang Power Generation Limited Liability Company from HIPDC; and iii) 10% equity interest of Jinggangshan Power Plant from JPIC.

     After the completion of the transactions, the Company's equity-based generation capacity will increase by 3,096MW, or an increase of 19.7% from 15,736MW to 18,832MW. In addition, the acquisitions will also add to the Company extra equity-based generation capacity under construction totaling 1,050MW, thus sustaining the Company's generation capacity growth and earnings growth in the next several years.

     Huaneng Power International, Inc. develops, constructs, operates and manages large thermal power plants in China nationwide, with a total generation capacity of 18,832MW on an equity basis. The Company wholly owns 16 power plants, and has controlling interests in seven power plants and minority interests in four power companies. Today, it is one of the largest independent power producers in China.


                                    ~ End ~


     Ms. Meng Jing / Ms. Zhao Lin Ms. Christy Lai / Ms. Edith Lui Huaneng Power International, Inc. Rikes Communications Limited Tel: (8610) 6649 1856 / 1866
Tel: (852) 2520 2201 Fax: (8610) 6649 1860 Fax:(852) 2520 2241 Email:
ir@hpi.com.cn